Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

(NYSE American ADS Ticker: GRFX)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2022

The board (the“Board”) of directors (the“Directors”) of Graphex Group Limited (the“Company”) is pleased to announce the unaudited interim consolidated financial results of the Company and its subsidiaries (collectively, the“Group”) for the six months ended 30 June 2022, together with the comparative unaudited figures for the corresponding period in 2021 which have been reviewed by the audit committee of the Company. This announcement complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) in relation to information to accompany preliminary announcement of interim results.

FINANCIAL HIGHLIGHTS

Results

	For the six months ended 30 June
	2022	2021	Change
	HK$’000	HK$’000
Revenue	163,133	182,622	-10.7%
Graphene products business	103,438	107,297	-3.6%
Landscape architecture business	57,738	69,910	-17.4%
Catering	1,957	5,415	-63.9%
Adjusted EBITDA*	25,659	31,670	-19.0%
Graphene products business	23,150	23,951	-3.3%
Landscape architecture business	2,049	6,654	-69.2%
Catering	460	1,065	-56.8%
Loss before tax	(65,302)	(71,659)	-8.9%
Loss attributable to owners of the parent	(59,633)	(64,701)	-7.8%
	HK cents	HK cents
Basic loss per share attributable to ordinary equity holders of the parent	(11.56)	(13.44)	-14.0%

Results

	At 30 June	At 31 December
	2022	2021	Change
	HK$’000	HK$’000
Total assets	1,036,114	1,096,905	-5.5%
Net assets	329,147	191,012	+72.3%
Shareholder’s equity	335,582	197,306	+70.1%
Cash and bank balances	27,267	30,240	-9.8%
Debt	321,950	469,759	-31.5%

The financial results are presented in accordance with International Financial Reporting Standards (“IFRSs”).

*      Non-IFRS Measure

To supplement our unaudited condensed consolidated financial statements which are presented in accordance with International Financial Reporting Standards (“IFRSs”), adjusted EBITDA is used as an additional financial measure throughout this interim results announcement. The financial measure is presented because it is used by management to evaluate operating performance. The Company believes that non-IFRS measure may provide useful information to help investors and others understand and evaluate the Company’s consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of our peer companies. However, non-IFRS financial measure does not have a standardised meaning prescribed by IFRSs and therefore may not be comparable to similar measures presented by other companies.

Adjusted EBITDA used herein is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share of losses of associates and joint ventures and impairment losses on financial and contract assets and corporate expenses.

Please refer to note 4 to the unaudited condensed consolidated financial statements in this interim results announcement for reconciliation of loss before tax, an IFRS measure, to adjusted EBITDA.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

		For the six months ended 30 June
		2022	2021
		(Unaudited)	(Unaudited)
	Notes	HK$’000	HK$’000
REVENUE	3	163,133	182,622
Cost of sales	7	(104,234)	(111,761)

GROSS PROFIT		58,899	70,861
Other income and gains	5	8,580	8,033
Selling and marketing expenses		(2,204)	(6,235)
Administrative expenses		(84,959)	(100,317)
Impairment losses on financial and contract assets, net		(16,454)	(10,460)
Impairment loss of property, plant and equipment		—	(3,926)
Fair value loss on financial assets at fair value through profit or loss		(11)	—
Finance costs	6	(28,888)	(29,439)
Share of losses of associates		(265)	(176)

LOSS BEFORE TAX	7	(65,302)	(71,659)
Income tax credit	8	5,444	4,542

LOSS FOR THE PERIOD		(59,858)	(67,117)
Attributable to:
Owners of the parent		(59,633)	(64,701)
Non-controlling interests		(225)	(2,416)
		(59,858)	(67,117)

LOSS PER SHARE ATTRIBUTABLE T O ORDINARY EQUITY HOLDERS OF THE PARENT	10
Basic
– For loss for the period		HK(11.56) cents	HK(13.44) cents
Diluted
– For loss for the period		HK(11.56) cents	HK(13.44) cents

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
LOSS FOR THE PERIOD	(59,858)	(67,117)

OTHER COMPREHENSIVE (LOSS)/INCOME
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(30,745)	8,492
	(30,745)	8,492

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD, NET OF TAX	(30,745)	8,492

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(90,603)	(58,625)
Attributable to:
Owners of the parent	(90,462)	(56,155)
Non-controlling interests	(141)	(2,470)
	(90,603)	(58,625)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		30 June 2022	31 December 2021
		(Unaudited)	(Audited)
	Notes	HK$’000	HK$’000
NON-CURRENT ASSETS
Property, plant and equipment		67,624	74,592
Goodwill		101,939	101,939
Other intangible assets		558,175	608,606
Investments in associates		236	521
Equity investments designated at fair value through other comprehensive income		1,255	1,312
Prepayments, deposits and other receivables		559	131
Deferred tax assets		5,140	3,316
Total non-current assets		734,928	790,417
CURRENT ASSETS
Inventories		4,464	37,809
Trade and bills receivables	11	176,992	123,520
Prepayments, deposits and other receivables		57,628	69,723
Financial assets at fair value through profit or loss		22	—
Contract assets		33,548	43,870
Tax recoverable		96	103
Pledged bank deposits		1,169	1,223
Cash and cash equivalents		27,267	30,240
Total current assets		301,186	306,488
CURRENT LIABILITIES
Trade payables	12	21,983	8,875
Other payables and accruals		97,959	147,456
Lease liabilities		6,435	7,918
Convertible notes		16,765	—
Interest-bearing borrowings		186,419	169,876
Tax payable		36,303	39,740
Total current liabilities		365,864	373,865
NET CURRENT LIABILITIES		(64,678)	(67,377)
TOTAL ASSETS LESS CURRENT LIABILITIES		670,250	723,040

		30 June 2022	31 December 2021
		(Unaudited)	(Audited)
	Notes	HK$’000	HK$’000
NON-CURRENT LIABILITIES
Lease liabilities		50,889	53,232
Interest-bearing borrowings		—	11,577
Promissory note	13	87,538	264,681
Convertible notes		31,228	23,625
Consideration payable		86,500	86,500
Deferred tax liabilities		84,948	92,413
Total non-current liabilities		341,103	532,028
NET ASSETS		329,147	191,012

EQUITY
Equity attributable to owners of the parent
Share capital	14	5,414	5,091
Preference shares	14	3,236	—
Treasury shares		—	—
Other reserves		326,932	192,215
		335,582	197,306
Non-controlling interests		(6,435)	(6,294)
TOTAL EQUITY		329,147	191,012

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2022

1.	CORPORATE AND GROUP INFORMATION

Graphex Group Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on 25 November 2013. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The principal activities of the Group are the business of processing and sale of graphite and graphene related products in Mainland China (“Graphene products business”), landscape architecture services business mainly in Hong Kong and Mainland China and catering business in Mainland China.

2.	BASIS OF PREPARATION AND CHANGES TO THE GROUP’S ACCOUNTING POLICIES

2.1	Basis of Preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2022 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting .

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2021. These financial statements are presented in Hong Kong dollars (“HK$”) and all values are rounded to the nearest thousand except when otherwise indicated.

All intra-group transactions and balances have been eliminated on consolidation.

Going concern

The Group recorded a net loss of HK$59,633,000 for the period ended 30 June 2022 and net current liabilities of HK$64,678,000 as at 30 June 2022. As at 30 June 2022, the Group’s interest-bearing borrowings repayable within twelve months amounted to HK$186,419,000 while the Group’s unrestricted cash and cash equivalents was HK$27,267,000. These facts and circumstances indicate the existence of a material uncertainty which may cast significant doubt on the Group’s ability to continue as a going concern. In view of these circumstances, the directors have taken various measures with an aim to improve the Group’s liquidity position. The directors have prepared a cash flow forecast of the Group for the next twelve months from the end of the reporting period taken into account the followings:

(i)	The Group has taken various cost control measures to tighten the costs of operation including closing down under-performing restaurants;

(ii)	Liaisons with the lenders to extend the existing liabilities; and

(iii)	The Group is actively considering to raise new capital by way of issuing new equity and/or debt securities. Taking into account their evaluation and other measures above, the directors are of the opinion that the Group will have sufficient working capital to finance its operations and meet its financial obligations as and when they fall due in foreseeable future. As such, it is appropriate to prepare the interim condensed consolidated financial statements of the Group on a going concern basis.

With continuously increasing in the new infections of COVID-19 globally and outbreak of Omicron, PRC and Hong Kong which have led to a series of precautionary and control measures implemented across several cities of PRC. Shanghai, one of the main place of operation of the Group, has been locked down since March 2022. Taking into account the possible derail of recovery due to unfavorable macro environment and the pandemic impact, the Group will continue assessing the impacts of Omicron on the financial performance of the Group and will react proactively to the evolving market conditions. However, due to the inherent unpredictable nature and rapid development of COVID-19, the Group is not able to assess the potential quantified impact. As of the date of approval of the interim condensed consolidated financial statements, the directors of the Company consider that there is no material uncertainty as result of COVID-19 lockdown. Should the going concern assumption be inappropriate, adjustments may have to be made to write down the value of assets to their recoverable amounts, to provide for any further liabilities that may arise, and to reclassify noncurrent assets and non-current liabilities as current assets and current liabilities, respectively. The effects of these adjustments have not been reflected in the interim consolidated financial statements.

2.2	Changes in accounting policies and disclosure

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2021, except for the adoption of new standards effective as of 1 January 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The IASB has issued a number of new or amended IFRSs that are first effective for the current accounting period of the Group:

Amendments to IFRS 16	COVID-19-Related Rent Concessions beyond 30 June 2021
Amendments to IAS 16	Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts – Cost of Fullling a Contract
Amendments to IFRS 3	Reference to the Conceptual Framework
Annual Improvements to IFRSs 2018-2020	Amendments to IFRS 9 – Financial Instruments and Amendments to IFRS 16 – Leases

Other than as noted below, the adoption of the new or amended IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented. The Group has not early applied any new or amended IFRSs that is not yet effective for the current accounting period.

3.	REVENUE

An analysis of revenue is as follows:

	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Type of goods or services
– Sales of graphene products	103,438	107,297
– Landscape architecture services	57,738	69,910
– Catering revenue	—	3,552
– Catering management services	1,957	1,863
Total Revenue	163,133	182,622

Geographical markets
– Mainland China	151,064	169,785
– Hong Kong	11,639	12,406
– Others	430	431
Total Revenue	163,133	182,622

Timing of revenue recognition
– Goods transferred at a point in time	103,438	107,297
– Services transferred over time	59,695	75,325
Total Revenue	163,133	182,622

4.	OPERATING SEGMENT INFORMATION

For management purposes, the Group has identified the following three major reportable segments. Certain segments have been aggregated to form the following reportable segments:

(a)	Processing and sales of graphite and graphene related products (“Graphene products segment”);

(b)	Providing landscape architecture services (“Landscape architecture services segment”); and

(c)	The catering business focuses on operation of restaurants (“Catering segment”).

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group’s profit/loss before tax except that finance costs, as well as head office and corporate income and expenses are excluded from such measurement.

Segment assets exclude deferred tax assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

Intersegment revenue is eliminated on consolidation. Intersegment sales and transfers are transacted with reference to the service prices used for sales made to third parties at the then prevailing market prices.

The following tables present revenue and profit/loss information for the Group’s operating segments for the six months ended 30 June 2022 and 2021.

Six months ended 30 June 2022 (Unaudited)

	Graphene products business	Landscape architecture service	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue
Sales to external customers	103,438	57,738	1,957	163,133
Elimination of inter-segment sales	—	—	—	—
Segment results	(5,594)	(19,397)	166	(24,825)
Reconciliations:
Unallocated income and gains				2,979
Unallocated expenses				(17,258)
Unallocated finance costs				(25,933)
Share of losses of associates				(265)
Loss before tax				(65,302)
Adjusted EBITDA (note (i))	23,150	2,049	460	25,659

Six months ended 30 June 2021 (Unaudited)

	Graphene products business	Landscape architecture service	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue
Sales to external customers	107,297	69,910	5,415	182,622
Elimination of inter-segment sales	—	—	—	—
Segment results	(4,719)	(9,850)	(4,379)	(18,948)
Reconciliations:
Unallocated income and gains				365
Unallocated expenses				(26,574)
Unallocated finance costs				(26,326)
Share of losses of associates				(176)
Loss before tax				(71,659)
Adjusted EBITDA (note (i))	23,951	6,654	1,065	31,670

The following tables present assets and liabilities information for the Group’s operating segments as at 30 June 2022 and 31 December 2021.

30 June 2022 (Unaudited)

	Graphene products business	Landscape architecture service	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment assets	892,906	154,692	5,596	1,053,194
Reconciliations:
Elimination of inter segment receivables				(87,160)
Unallocated assets				70,080
Total assets				1,036,114
Segment liabilities	66,815	100,839	57,483	225,137
Reconciliations:
Elimination of inter segment payables				(87,160)
Unallocated liabilities				568,990
Total liabilities				706,967

31 December 2021 (Audited)

	Graphene products business	Landscape architecture service	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment assets	932,181	163,591	9,940	1,105,712
Reconciliations:
Elimination of inter segment receivables				(45,628)
Unallocated assets				36,821
Total assets				1,096,905
Segment liabilities	97,803	165,856	68,258	331,917
Reconciliations:
Elimination of inter segment payables				(45,628)
Unallocated liabilities				619,604
Total liabilities				905,893

The following tables present other segment information for the Group’s operating segments for the six months ended 30 June 2022 and 2021.

Six months ended 30 June 2022 (Unaudited)

	Graphene products business	Landscape architecture service	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Other segment information
Share of losses of associates unallocated				(265)
Impairment losses recognised in the statement of profit or loss
– Financial and contract assets	—	(16,454)	—	(16,454)
Reconciliation:
Unallocated				—
Total				(16,454)
Depreciation and amortisation	26,309	4,676	80	31,065
Reconciliation:
Unallocated				566
Total				31,631
Income and gains allocated	2	5,394	205	5,601
Finance costs allocated	2,435	305	215	2,955
Investment in an associate unallocated				236
Capital expenditure (note (ii))	—	229	9	238
Reconciliation:
Unallocated				—
Total				238

Six months ended 30 June 2021 (Unaudited)

	Graphene products business	Landscape architecture service	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Other segment information
Share of losses of associates unallocated				(176)
Impairment losses recognised in the statement of profit or loss
– Financial and contract assets	—	(10,009)	(451)	(10,460)
– Property, plant and equipment	—	—	(3,926)	(3,926)
Reconciliation:
Unallocated				—
Total				(14,386)
Depreciation and amortisation	26,147	6,009	935	33,091
Reconciliation:
Unallocated				691
Total				33,782
Income and gains allocated	133	7,333	202	7,668
Finance costs allocated	2,523	457	133	3,113
Investment in an associate unallocated				—
Capital expenditure (note (ii))	—	473	—	473
Reconciliation:
Unallocated				—
Total				473

Note:

(i)	Adjusted EBITDA is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share of losses of associates and joint ventures and impairment losses on financial and contract assets and corporate expenses.

A reconciliation of Adjusted EBITDA to consolidated loss before income tax is provided as follows:

	30 June 2022	30 June 2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Loss before tax	(65,302)	(71,659)
Add:
Finance costs	28,888	29,439
Amortisation and depreciation
– property, plant and equipment	1,965	2,722
– right-of-use assets	5,140	6,542
– other intangible assets	24,526	24,518

EBITDA	(4,783)	(8,438)

Impairment loss of property, plant and equipment	—	3,926
Impairment loss of trade receivables, net	4,207	5,967
Impairment loss of contract assets, net	9,567	4,042
Impairment loss of other receivables, net	2,680	451
Fair value changes on financial assets at fair value through profit or loss	11	—
Loss on disposal of items of property, plant and equipment	63	29
Share of losses of associates	265	176
Dividend income from equity investments at fair value through other comprehensive income	(63)	—
Corporate expenses
– Directors and corporate staff salaries	7,068	17,577
– Auditor’s remuneration	307	679
– Legal and professional expenses	5,812	4,401
– Publicity expenses	1,488	2,087
– Bank charges	440	657
– Loss on promissory note from issue of preference share upon conversion	818	—
– Others	758	481
	16,691	25,882
Unallocated income and gains
– Interest income	(458)	(356)
– Waiver of interest	(2,444)	—
– Others	(77)	(9)
	(2,979)	(365)
Adjusted EBITDA	25,659	31,670

(ii)	Capital expenditure consists of additions to property, plant and equipment and other intangible assets except for right-of-use assets.

5.	OTHER INCOME AND GAINS

An analysis of other income and gains is as follows:

	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Other income
Service income	4,418	6,154
Dividend income from equity instruments at fair value
through other comprehensive income	63	—
Interest income	781	356
Waiver of interest on convertible notes	2,377	—
Waiver of interest on other borrowings	67	—
Government grants (note)	301	862
	8,007	7,372
Gains
Gain on lease termination	43	—
Exchange difference, net	243	263
Others	287	398
	573	661
	8,580	8,033

Note:

Government grants were received from government departments for promoting the Group’s business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

6.	FINANCE COSTS

An analysis of finance costs is as follows:

	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Interest on interest-bearing other borrowings	7,872	12,806
Interest on convertible notes	11,267	1,457
Interest on promissory note	7,171	12,271
Interest on lease liabilities	2,578	2,905
	28,888	29,439

7.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging:

	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Cost of inventories	66,055	69,786
Cost of services	38,179	41,975
Cost of sales	104,234	111,761
Amortisation and depreciation
– property, plant and equipment	1,965	2,722
– right-of-use assets	5,140	6,542
– other intangible assets	24,526	24,518
	31,631	33,782
Research and development cost: current year expenditure	10,734	12,937
Lease payments for leases less than 12 months	342	706
Auditor’s remuneration	340	793
Employee benefit expense (including directors and chief executive’s remuneration):
– wages and salaries	45,893	53,304
– equity-settled share-based payment expenses	—	11,688
– pension scheme contributions (defined contribution scheme)	7,371	8,978
– welfare and other benefits	637	702
	53,901	74,672
Equity-settled share-based payment for services	—	2,379
Foreign exchange differences, net	(243)	(263)
Impairment loss of financial and contract assets
Impairment loss of trade receivables	4,207	5,967
Impairment loss of contract assets	9,567	4,042
Impairment loss of financial assets included in other receivables and other assets	2,680	451
	16,454	10,460
Fair value loss on financial assets at fair value through profit or loss	11	—
Impairment loss of property, plant and equipment	—	3,926
Loss on disposal of property, plant and equipment	63	29
Loss on promissory note from issue of preference shares upon conversion	811	—

8.	INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2021: 16.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

泛亞景觀設計 (上海) 有限公司 continued to be granted with the qualification of High and New Technology Enterprises (“HNTE”) on 18 November 2020 and is entitled to a preferential corporate income tax rate of 15% (2021: 15%) for a period of three years ending 31 December 2022.

前海泛亞景觀設計 (深圳) 有限公司 has been provided at the rate of 15% (2021: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司 is qualified for High and New Technology Enterprises and is entitled to a preferential corporate income tax rate of 15% (2021:15%) for a period of three years ended 31 December 2021 and subject to renewal.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% for the year (2021: 25%) under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the US and is subject to corporate income tax at 21%.

Thai Gallery SRL is required to pay tax equivalent to 27.9% of taxable income, including 24% for the standard rate of Italy corporate tax (“IRES”) and 3.9% for the Italian regional production tax rate (“IRAP”).

	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Current tax:
Hong Kong	—	—
Mainland China	165	441
	165	441
Deferred tax	(5,609)	(4,983)
Total tax credit for the period	(5,444)	(4,542)

9.	DIVIDEND

The board of directors of the Company does not recommend the payment of any interim dividend (six months ended 30 June 2021: nil) for the six months ended 30 June 2022.

10.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the period attributable to ordinary equity holders of the parent of HK$59,633,000 (six months ended 30 June 2021: HK$64,701,000), and the weighted average number of ordinary shares of 516,055,804 (six months ended 30 June 2021: 481,397,723) issued during the period.

	Number of shares
	For the six months ended 30 June
	2022	2021
	(Unaudited)	(Unaudited)
Shares
Weighted average number of ordinary shares in issue during the period used in the basic loss per share calculation	516,055,804	481,397,723

No adjustment has been made to the basic loss per share amounts presented for the six months ended 30 June 2022 and 2021 in respect of a dilution as the impact of the convertible notes, warrants and share options outstanding had an anti-dilution effect on the basic loss per share amounts presented.

11.	TRADE AND BILLS RECEIVABLES

	30 June 2022	31 December 2021
	(Unaudited)	(Audited)
	HK$’000	HK$’000
Trade and bills receivables	237,116	182,132
Allowance for impairment	(60,124)	(58,612)
	176,992	123,520

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimise credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group’s trade and bill receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivables balances. Trade and bills receivables are non- interest-bearing.

Included in the Group’s trade and bill receivables were amounts billed of HK$192,830,000 (2021: HK$139,018,000) and billable of HK$44,286,000 (2021: HK$43,114,000).

An ageing analysis of trade and bills receivables as at the end of the reporting period, based on the invoice date, and net of allowance for lifetime expected credit losses, is as follows:

	30 June 2022	31 December 2021
	(Unaudited)	(Audited)
	HK$’000	HK$’000
Within 6 months	139,723	108,532
Over 6 months but within 1 year	33,960	11,625
Over 1 year but within 2 years	3,030	2,570
Over 2 years but within 3 years	279	793
	176,992	123,520

12.	TRADE PAYABLES

An aged analysis of trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	30 June 2022	31 December 2021
	(Unaudited)	(Audited)
	HK$’000	HK$’000
Within 1 year	16,154	2,913
Over 1 year but within 2 years	55	2,312
Over 2 years but within 3 years	3,386	1,143
Over 3 years	2,388	2,507
	21,983	8,875

The trade payables are non-interest-bearing and are normally settled within three months.

13.	PROMISSORY NOTE

	30 June 2022	31 December 2021
	(Unaudited)	(Audited)
	HK$’000	HK$’000
At the beginnng of the period	264,681	298,089
Gain on extension	—	(51,435)
Loss on promissory note from issue of preference shares upon conversion	818	—
Conversion to preference shares	(182,918)	—
Effective interest charged	7,171	24,989
Interest payable and included in other payables and accruals	(2,214)	(6,962)
At the end of the period	87,538	264,681

Note:

On 7 August 2019, the Group issued a 4-year unsecured promissory note with principal amount of HK$348,080,000 at 2% coupon rate, as part of the consideration for the acquisition of the entire issued share capital of Think High Global Limited. The effective interest rate was 8.4% at the date of issue. The fair value of the promissory note at acquisition date was estimated to be HK$274,552,000. The promissory note is carried at amortised cost.

On 9 December 2021, the Group and the promissory note holder, which is an independent third party and not a substantial shareholder of the Company, entered into an agreement to extend the maturity date from 6 August 2023 to 6 August 2026. A gain on extension of promissory note of approximately HK$51,435,000 is recognised in profit or loss for the year ended 31 December 2021. The fair value of the promissory note of HK$263,740,000 at the date of extension was determined by the directors of the Company based on the valuation prepared by an independent professional qualified valuer, CHFT, to the Group. The effective interest rate is 8.5% per annum.

On 25 March 2022, the Company issued 323,657,534 preference shares at the price of HK$0.73 per preference share to the promissory note holder for setting off against the Company’s obligation to repay part of the promissory note amounting to HK$236,270,000, which has a carrying amount of HK$182,100,000.

14.	SHARE CAPITAL

Ordinary Shares

	30 June 2022	31 December 2021
	(Unaudited)	(Audited)
	HK$’000	HK$’000
Issued and fully paid 541,386,150 (2021: 509,116,921) ordinary shares	5,414	5,091

A summary of movements in the Company’s share capital is as follows:

	Number of issued and fully paid shares	Nominal value of shares	Share premium account
		HK$’000	HK$’000
As at 31 December 2021 and 1 January 2022	509,116,921	5,091	370,138
Issue of ordinary shares upon conversion of convertible notes (note (a))	20,269,229	203	11,484
Issue of ordinary shares upon exercise of share options (note (b))	12,000,000	120	11,280
As at 30 June 2022	541,386,150	5,414	392,902

Note:

(a)	Conversion of convertible notes

On 15 February 2022, convertible notes with principal amount of US$200,000 was converted into 2,384,615 ordinary shares at conversion price of HK$0.65 per ordinary share.

On 31 March 2022, convertible notes with principal amount of US$1,500,000 was converted into 17,884,614 ordinary shares at conversion price of HK$0.65 per ordinary shares.

(b)	On 10 May 2022, 11 May 2022 and 6 June 2022, the directors exercised their share options under the Company’s share option scheme, the Company allotted and issued 4,000,000, 5,961,538 and 2,038,462 shares, respectively.

Preference shares

	30 June 2022	31 December 2021
	(Unaudited)	(Audited)
	HK$’000	HK$’000
Issued and fully paid 323,657,534 (2021:nil) preference shares	3,236	—

A summary of movements in the Company’s preference share is as follows:

	Number of issued and fully paid preference shares	Nominal value of shares	Share premium account
		HK$’000	HK$’000
As at 1 January 2022	—	—	—
Issue of preference shares upon conversion of promissory note (note (a))	323,657,534	3,236	179,682
As at 30 June 2022	323,657,534	3,236	179,682

Note:

(a)	On 25 March 2022, the Company issued 323,657,534 preference shares at the price of HK$0.73 per preference share to the promissory note holder for setting off against the Company’s obligation to repay part of the extended promissory note amounting to HK$236,270,000.

15.	EVENTS AFTER THE REPORTING PERIOD

a.	On 30 May 2022, Graphex Technologies, LLC (“Graphex Tech”), an indirect wholly-owned subsidiary of the Company and Emerald Energy Solutions LLC (“EES”), an independent third party, entered into an agreement in relation to the JV formation. Upon formation, Graphex Tech will initially own one-third and EES will initially own two-third of the JV membership interest.

Pursuant to the agreement, (i) EES granted to Graphex Tech the call option for purchasing 30 JV units (representing one-third of the JV membership interest) from EES in consideration for 35,000,000 consideration shares; and (ii) Graphex Tech granted EES the put option for requiring Graphex Tech to purchase 30 JV units (representing one-third of the JV membership interest) from EES in consideration for 35,000,000 consideration shares.

The Company will seek ordinary shareholders’ approval on the specific mandate for the issuance of consideration shares upon exercise of the call option/put option.

b.	On 19 August 2022, the Company issued an aggregate 4,695,653 American Depositary Shares (ADSs), representing 93,913,060 underlying shares or 14.78% of the issued ordinary shares immediately following the closing, to an underwriter at the gross offer price to the public of US$2.5 per ADS (equivalent to approximately HK$0.9798 per underlying ordinary shares) in relation to its public offering and uplisting of the ADSs on the NYSE American Exchange.

On 26 August 2022, the underwriter exercised the over-allotment option. The Company issued 704,347 option ADSs (representing 14,086,940 underlying shares), representing 2.17% of the issued ordinary shares immediately following the closing in respect of the over-allotment option, at the gross offer price to the public of US$2.5 per ADS (equivalent to approximately HK$0.9798 per underlying share).

16.	COMPARATIVE FIGURES

Certain comparative information has been restated to conform with the current period’s presentation.

17.	APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The financial statements were approved and authorised for issue by the board of directors on 30 August 2022.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

2022 is an important year for Graphex Group Limited. The formation of Graphex Michigan I LLC, the joint venture between Emerald Energy Solutions LLC (“EES”) and Graphex Technologies LLC, has marked the beginning of the Group’s participation in global electric vehicle (“EV”) supply chain. While the revenue of the graphene products business of the Group remains the major contributor, we see the opportunity and necessity to expand our graphene products business both in China and the rest of the world. Geopolitical issues and COVID are still challenging, on the other hand, the proliferation of EV and its related industry are promising. Our main product natural spherical graphite is used to produce anode of lithium-ion batteries that are used in EV, electronics, power tools, electric scooter, etc. The trend of electrification is going to last for some years.

Graphene Products Business

For the six months ended 30 June 2022, the graphene products business contributed revenue of approximately HK$103.4 million, representing approximately 63.4% of the Group’s total revenue, with an adjusted EBITDA of approximately HK$23.2 million. Comparing to the six months ended 30 June 2021, the revenue and the adjusted EBITDA decreased by approximately 3.6% and 3.3% respectively.

The main product of graphene products business is natural spherical graphite which is an essential material to produce anodes of lithium-ion batteries for EV and energy storage systems. In addition to our production facilities in Jixi, Heilongjiang, PRC, the Group has kickstarted the plan to increase its production capacity to 40,000 tons by implementing new production facilities in Mashan Graphite Industrial Park, Jixi, Heilongjiang, PRC. Graphex Michigan I LLC, the joint venture between EES and Graphex Technologies LLC, is incorporated in June 2022 to establish an anode material manufacturing facilities in Warren, Michigan, USA. Both facilities are intended to commence in production in 2023.

The Group has continued to invest in research and development of new technologies to enhance its graphene products, increase the yield, and reduce energy consumption. During the reporting period, the graphene products segment has spent HK$10.7 million in research and development which represents approximately 10.3% of the revenue of the graphene products business.

The demand for spherical graphite is expected to be strong in 2022. In 2021, 499,573 EVs has been produced in China, which is 2.6 times of the number in 2020. The production of EV in Germany is approximately 230,000 and that in US is approximately 110,000. Each EV contains approximately 70kg of graphite in its batteries. Currently, 90% of graphite anode material are supplied from China, and the remaining 10% from South Korea and Japan.

The US government is eager to change this scenario by encouraging the development of a domestic supply chain for the EV industry. Graphex Michigan I LLC is going to be one of the first anode material producers landed in the US to support the US battery makers.

Landscape Architecture Business

The Group maintains its market position as one of the leading landscape architecture providers predominantly in the PRC and Hong Kong. It offers landscape architecture services to clients including governments, private property developers, state-owned property developers, design services companies and engineering companies in the PRC and Hong Kong.

The revenue of the Group’s landscape architecture services segment decreased to approximately HK$57.7 million for the six months ended 30 June 2022, representing a decrease of approximately 17.5%, as compared with that of approximately HK$69.9 million for the six months ended 30 June 2021. The decrease in revenue was primarily due to the lockdown of several cities in PRC since March 2022.

For the six months ended 30 June 2022, the Group entered into 43 new contracts with a total contract sum of approximately HK$59.4 million for projects located in the PRC and 21 new contracts with a total contract sum of approximately HK$8.3 million for projects located in Hong Kong. Geographically, approximately 87.7% of the new contract sum represented projects located in the PRC and approximately 12.3% represented projects located in Hong Kong in terms of contract sum.

The number of new contracts and contract sum entered by the Group compared with last reporting period are set out as follows:

	No. of new contracts	Contract sum
Six months ended 30 June		(HK$’million)
2022	64	67.7
2021	69	67.9

The new contract sum decreased to approximately HK$67.7 million for the six months ended 30 June 2022, representing a decrease of approximately 0.3%, as compared with that of approximately HK$67.9 million for the last reporting period mainly due to an one-off large project recorded in last period.

Catering Business

The Group’s catering business is mainly represented by Carbonaphene Holdings Limited and its subsidiaries which included Thai Gallery restaurants serving Thai cuisine in the PRC and provision of management services to restaurant. The Group’s catering revenue decreased to approximately HK$2.0 million for the six months ended 30 June 2022, representing a decrease of approximately 63%, as compared with that of approximately HK$5.4 million for the six months ended 30 June 2021. The catering segment contributed approximately 1.2% of the Group’s total revenues. The decrease in revenue from the catering segment was mainly due to cease and/or downscale of operation of restaurants in China due to the continuous deterioration in market environment since the outbreak of the COVID-19 pandemic.

The COVID-19 pandemic has had a significant impact across our catering business since 2020. As a result, we discontinued operations of our restaurant in Chengdu, China in August 2021. We currently only provide management services to one restaurant in Shanghai. We do not intend to further expand the catering business.

FINANCIAL REVIEW

Revenue

The Group’s total revenue decreased to approximately HK$163.1 million in first half of 2022, compared with HK$182.6 million for the six months ended 30 June 2021, representing year- on-year decrease of approximately 10.7%.

In line with the new direction of the Group, during the reporting period the Group exhibited strong growth, driven by the graphene products segment. The graphene products segment contributed revenue of approximately HK$103.4 million, representing a decrease of approximately 3.6%, compared with HK$107.3 million for the six months ended 30 June 2021. The landscape architecture segment contributed revenue of approximately HK$57.7 million, representing a decrease of approximately 17.5%, compared with HK$69.9 million for the six months ended 30 June 2021.

Cost of sales

Cost of sales decreased to approximately HK$104.2 million for the six months ended 30 June 2022, representing a decrease of approximately 6.8%, as compared with that of approximately HK$111.8 million for the same period in 2021.

Cost of sales mainly represented cost of inventories in respect of graphene products business and catering business and project staff cost in respect of landscape architecture segment. The decrease in cost of sales was generally in line with the decrease in revenue derived from graphene products segment and landscape architecture segment.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$58.9 million for the six months ended 30 June 2022, representing a decrease of approximately 16.9%, as compared with that of approximately HK$70.9 million for the same period in 2021.

Gross profit margin decreased to approximately 36.1% for the six months ended 30 June 2022, as compared with that of approximately 38.8% for the same period in 2021. The slight decrease was mainly attributable to the decrease of gross profit margin in landscape architecture segment.

Selling and marketing expenses

Selling and marketing expenses decreased to approximately HK$2.2 million for the six months ended 30 June 2022, representing a decrease of approximately 64.5%, as compared with that of approximately HK$6.2 million for the same period in 2021. The decrease was mainly due to the downscale of catering business.

Administrative expenses

Administrative expenses decreased to approximately HK$85.0 million for the six months ended 30 June 2022, representing a decrease of approximately 15.3%, as compared with that of approximately HK$100.3 million for the same period in 2021. The decrease was mainly due to (i) the decrease in research and development cost for new graphene products, and (ii) decrease in auditors’ remuneration and professional fees in relation to the proposed initial public offering in the United States.

Impairment loss on financial and contract assets

The impairment loss, which represented impairment loss of trade receivables, contract assets, and other receivables, increased to approximately HK$16.5 million for the six months ended 30 June 2022, representing an increase of approximately 57.1%, as compared with that of approximately HK$10.5 million for the same period in 2021. The increase mainly reflected the Group’s increase in credit loss under the less favourable market and economic environment which negatively affected the Group’s collectability on financial and contract assets related to landscape architecture segment.

Impairment loss of property, plant and equipment

Impairment loss of property, plant and equipment decreased to approximately HK$nil for the six months ended 30 June 2022, representing a decrease of 100%, as compared with that of approximately HK$3.9 million for the same period in 2021.

Net loss

As a result of the foregoing, the loss attributable to owners of the Company was approximately HK$59.6 million for the six months ended 30 June 2022, as compared with that of a loss attributable to owners of the Company of approximately HK$64.7 million for the same period in 2021.

Liquidity, financial resources and gearing

The Group’s objectives for capital management are to safeguard the Group’s ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximizing the return to shareholders through improving the debt and equity balance.

	As at 30 June 2022		As at 31 December 2021
	HK$’000		HK$’000
Current assets	301,186		306,488
Current liabilities	365,864		373,865
Current ratio	0.8	x	0.8	x

The current ratio of the Group at 30 June 2022 was approximately 0.8 times as compared to that of approximately 0.8 times at 31 December 2021 as a result of the convertible notes issued which allowed the Company to redeem the mature debt securities.

At 30 June 2022, the Group had total cash and bank balances of approximately HK$27.3 million (31 December 2021: HK$30.2 million).

At 30 June 2022, the Group’s gearing ratio (represented by total interest-bearing bank and other borrowings at the end of the period divided by total equity at the end of the respective period multiplied by 100%) was approximately 97.8% (31 December 2021: 245.9%).

The capital structure of the Company mainly comprises issued ordinary shares, preference shares and debt securities. As of 30 June 2022, the Company had outstanding issued corporate bonds of approximately HK$158.9 million, issued promissory notes of approximately HK$87.5 million, issued convertible notes (as liability) of approximately HK$48.0 million, 541,386,150 ordinary shares and 323,657,534 preference shares in issue.

Contingent liabilities

The Group had no significant contingent liabilities as at 30 June 2022.

Pledge of assets

On 19 January 2021, Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

Capital commitment

The Group had no significant capital commitment as of 30 June 2022.

Foreign exchange exposure

The Group mainly operates and invests in Hong Kong and the PRC and most of the transactions are denominated and settled in HKD and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group’s foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivables management, etc. Save for meeting working capital needs, the Group only holds minimum foreign currency.

Human resources and employees’ remuneration

As at 30 June 2022, the Group had 367 employees. Employees are remunerated according to nature of the job, market trend, and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs.

A share option scheme (the “Share Option Scheme”) was adopted by the Company on 3 June 2014 and became effective on 25 June 2014. During the six months ended 30 June 2022, no share options were granted, accepted and vested to certain directors and employees (six months ended 30 June 2021: 25,500,000) under the Share Option Scheme.

On 21 August 2014, the Company adopted a share award scheme (the “Share Award Scheme”). The principal objectives of the Share Award Scheme are (i) to recognise the contributions by employees and to provide them with incentives in order to retain them for the continual operation and development of the Group; and (ii) to attract suitable personnel for further development of the Group. Details of the Share Award Scheme were set out in the announcements of the Company dated 21 August 2014, 5 January 2015 and 7 September 2015.

On 19 January 2021, Earthasia (International) Limited, an indirect wholly-owned subsidiary of the Company, also adopted a share award scheme (the “EIL Share Award Scheme”). The purposes and objectives of the EIL Share Award Scheme are to recognise the contributions made or to be made by certain participants and to provide them with incentives in order to retain them for the continual operation and development of the Earthasia (International) Limited group and to attract suitable personnel for further development of the Earthasia (International) Limited group. Details of the EIL Share Award Scheme were set out in the announcement of the Company dated 19 January 2021.

SIGNIFICANT INVESTMENTS HELD, MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, AND FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

Save for those disclosed in this interim results announcement, there were no other significant investments held, nor were there material acquisitions or disposals of subsidiaries during the period under review. Apart from those disclosed in this interim results announcement, there was no plan authorised by the Board for other material investments or additions of capital assets at the date of this interim results announcement.

PROSPECTS

We are still shadowed by COVID, inflation, interest rates hike, geopolitical unrest in 2022. But none of the aforementioned issues will impede our yearning for a better living environment, cleaner air and greener energy. The use of renewable energy and electrification is an unreversible trend where rechargeable batteries play an important role. We produce natural graphite anode material which is needed today for the production of lithium-ion batteries, and we invest in research of enhancement of the natural graphite anode material which can be used in the future. Natural graphite is an environmental friendly form of carbon structure that does not create carbon dioxide or toxic compounds. Unlike coal or coke, graphite is not a kind of fossil fuel and does not burn. In fact, graphite may also be used as refractory material. The spherical graphite we produced is specially made for the use of battery anode material. Currently, our production capacity is fully utilized and basically, we sell everything we make in China. According to Benchmark Mineral Intelligence, the announced capacities of the battery gigafactories in the US, Europe and China combined convert to an annual demand of graphite anode material of over 4 million tons by 2030. This is over 10 times of the demand today. The time for expansion is now.

Amid downturn of real estate development sector, budget cutting of government projects and occasional lockdown in cities of China, we have to take prudent measure in order to maintain profitability of our landscape architecture business. We will be focusing on high quality high return projects in China and maintain an efficient and effective work force.

Particularly, we shall develop more project opportunities from government owned developers and public authorities which are financially strong.

The listing of ADS on NYSE American in August 2022 is another huge milestone in the history of Graphex Group Limited. It is a step forward to become a global anode material supplier. We believe we have set course in the right direction, and we shall continue to create value for our shareholders.

AUDIT COMMITTEE

The Company has established the Audit Committee to review and supervise the financial reporting process and internal Control procedures of the Group with written terms of reference in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of four members namely, Mr. Liu Kwong Sang (an independent non- executive Director), Ms. Tam Ip Fong Sin (an independent non-executive Director), Mr. Wang Yuncai (an independent non-executive Director) and Mr. Ma Lida (a non-executive Director). The chairman of the Audit Committee is Mr. Liu Kwong Sang.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the“CG Code”) stated in Appendix 14 to the Listing Rules during the six months ended 30 June 2022. The Company reviews its corporate governance practices regularly to ensure compliance with the CG Code.

In connection with the public offering of the ADSs, the Company adopted corporate governance requirements of the NYSE American.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the“Model Code”) as set out in Appendix 10 to the Listing Rules as its own code of conduct for dealing in securities of the Company by the Directors. After specific enquiry made by the Company, all of the Directors confirmed that they had complied with the required standard set out in the Model Code during the six months ended 30 June 2022.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’ S LISTED SECURITIES

During the six months ended 30 June 2022, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

REVIEW OF INTERIM RESULTS

The Group’s unaudited interim results for the six months ended 30 June 2022 have been reviewed by the audit committee of the Company that the preparation of such results complied with the applicable accounting standards and requirements as well as the Listing Rules and that adequate disclosures have been made.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2022 (six months ended 30 June 2021: nil).

PUBLICATION OF INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This announcement is published on the website of the Stock Exchange at www.hkexnews.hk and on the website of the Company at www.graphexgroup.com. The interim report for the six months ended 30 June 2022 will be available on the above websites in due course.

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward-looking statements,” for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future plans and prospects.

Forward-looking statements may be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely”, “potential”, “continue” or other similar expressions. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	The Company’s goals and strategies;

•	The Company’s future business development, financial conditions and results of operations;

•	Fluctuations in prices, interest rates and other factors that may increase the Company’s costs significantly;

•	The Company’s expectations regarding demand for and market acceptance of its products and services;

•	Competition in the Company’s industry;

•	Relevant government policies and regulations relating to the Company’s industry, including governmental policies in the Peoples Republic of China as well as other governmental or sovereign risk factors related to the Peoples Republic of China and its relationship with the United States;

•	The Company’s ability to continue to diversify its manufacturing and operations in the U.S. and globally;

•	The growth of the renewable energy sector; and

•	The U.S. and global economy including any recession or other adverse economic factors that limit the ability of the Company’s customers to purchase its products, including such customer’s ability to continue investment in the renewable energy sector.

These forward-looking statements involve various risks and uncertainties. Although the Company believes that its expectations expressed in these forward-looking statements are reasonable, the Company’s expectations may later be found to be incorrect. The Company’s actual results could be materially different from the Company’s expectations. Important risks and factors that could cause the Company’s actual results to be materially different from the Company’s expectations.

The Company’s forward-looking statements are based, in part, on certain data and information that it obtained from various government and private sources. Statistical data obtained from these sources may include projections based on a number of assumptions. The Company’s industry may not grow at the rate projected by these sources, or at all. Failure of the Company’s markets to grow at the projected rate may have a material and adverse effect on the Company’s businesses and the market price of the Company’s ordinary shares and the ADSs. In addition, the rapidly changing nature of the Company’s markets may result in significant uncertainties for any projections or estimates relating to the Company’s growth prospects or future condition. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this announcement relate only to events or information as of the date on which the statements are made in this announcement. Except as required by law, the Company does not undertake an obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this announcement and the other information about the Company that is available publicly, completely and with the understanding that the Company’s actual future results may be materially different from what the Company expects.

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 30 August 2022

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.